Appendix D

Forum Funds II

List of Funds

Effective December 1, 2020

Fund	Effective Date
Baywood ValuePlus Fund	December 1, 2013
Acuitas U.S. Microcap Fund	July 1, 2014
ABR Dynamic Blend Equity & Volatility Fund	August 3, 2015
Baywood SociallyResponsible Fund	January 8, 2016
Dundas International Equity Growth Fund	March 1, 2016
Jaguar Global Property Fund	December 16, 2016
ABR 50/50 Volatility Fund	October 2, 2017
ABR 75/25 Volatility Fund	August 3, 2020